Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders

LEIDEN, the Netherlands, April 11, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases including Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis, today announced that the Annual General Meeting of Shareholders will be held on Wednesday, May 16, 2018 at 17:00 CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Financial Information’. The documents will also be made available on the SEC’s website at www.sec.gov.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com